Mail Stop 6010

      July 28, 2005

John C. Ferrara
President and Chief Financial Officer
Lynch Corporation
140 Greenwich Avenue, 4th Floor
Greenwich, CT 06830

      Re:	Lynch Corporation
	Registration Statement on Form S-2
      Filed July 1, 2005
	File No. 333-126335

Dear Mr. Ferrara:

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form SB-2

General
1. Please provide your analysis as to why the distribution of the transferable rights should not be registered.

Intentions, page 4
2. Tell us with specificity the identity of each person who has expressed their intentions regarding this offering to you. Also tell us how your communications with these individuals regarding the offering was consistent with Section 5 of the Securities; include specifics regarding the dates and contents of each communication.

Special Note, page 15
3. Future filings may not be incorporated by reference into a registration statement on Form S-2. Please revise the first three full paragraphs on page 16 to remove the implication to the contrary.

The Rights Offering, page 17
4. Please reconcile your statement in the second paragraph on page
17
that you will deliver to subscribers certificates representing exercised rights as soon as practicable after payment with your statement in the last paragraph on page 22 that you will deliver certificates after the expiration date.

Over-Subscription Privilege, page 17
5. Please expand your disclosure to explain more fully the operation of the over-subscription rights. For instance, indicate:
* Whether over-subscribers will be able to revoke the exercise of over-subscription rights; and
* The length of time it will take to refund any overpayments in the over-subscription.
6. Additionally, in the event that a subscriber`s pro rata oversubscription allocation exceeds the number of oversubscription shares requested, as described in the last sentence on page 17, please explain in greater detail how these additional pro rata allocation shares will be divided among the other rights holders.

Expiration Date, Extensions and Termination, page 19
7. We note your statement that you may extend the subscription period from time to time. Please revise here and elsewhere in your prospectus where similar disclosure appears to include the latest date to which the offering may be extended.

Withdrawal and Amendment, page 19
8. In the Risk Factors section of the prospectus, please describe under appropriate heading the risks to subscribers associated with the fact that you may withdraw or terminate the rights offering at any time for any reason.
9. Please revise your disclosure to provide the approximate length of time it will take for funds to be returned to subscribing shareholders if the offering is withdrawn or terminated.

Transferability of Rights, page 21
10. Please describe in greater detail the expenses that holders may incur in exercising the rights. We refer you to your disclosure in the penultimate paragraph on page 22.

Guaranteed Delivery Procedures, page 23
11. Please clarify what you mean by the "guarantee period" mentioned in the penultimate paragraph.

Determinations Regarding the Exercise of Your Subscription Rights, page 24
12. We note your disclosure in the first paragraph on page 24 that you, in your sole discretion, may waive any defect or irregularity regarding the exercise of the subscription rights. Please disclose the factors you may consider in determining whether to waive any such defect or irregularity.
13. Identify the jurisdictions in which you believe exercise of rights would be deemed unlawful or materially burdensome. Also disclose the number of shares held in those jurisdictions.

No Board Recommendation, page 25
14. We note your disclosure that you have been advised by your officers, directors and certain of their affiliates that they expect to exercise the basic subscription privilege and may exercise their oversubscription privilege. Please disclose the aggregate percentage of your outstanding common stock currently held by these parties and quantify the approximate number of shares that will be sold to these parties assuming all rights are exercised.

Material United States Federal Income Tax Consequences, page 26
15. Please clarify how investors are to determine whether the fair market value of their subscription will exceed the 15% threshold mentioned in the second bullet point, and provide the basis for your belief that the fair market value of the rights will not exceed this threshold.
16. Please include a description of the tax consequences to shareholders who sell the subscription rights they hold.

Incorporation by Reference, page 30
17. Please revise this section to specifically incorporate by reference the Form 10-K for the fiscal year ended December 31, 2004, the Form-10-Q for the fiscal quarter ended March 31, 2005 and the Form 8-K filed on July 6, 2005. Refer to Items 12(a)(1) and (2) Form
S-2.

Exhibits
18. We may have further comment after you file the subscription agreement and other documents to be filed as amendment.

*     *     *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may Adelaja Heyliger at (202) 551-3636 or me at (202)
551-
3800 with any other questions.

      Sincerely,



								Russell Mancuso
								Branch Chief

cc (via fax):  	David J. Adler, Esq.
Olshan Grundman Frome Rosenzweig & Wolosky LLP
212.451.2222

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John C. Ferrara
Lynch Corporation
July 28, 2005
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